UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)1

MIGENIX Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

59861R104 (CUSIP Number)

Hope Flack BVF Partners L.P. 900 North Michigan Avenue Suite 1100 Chicago, Illinois 60611 (312) 506-6500 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2006 (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

1      The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59861R104	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		4,427,752
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		4,427,752

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,427,752

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.3%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON: Biotechnology Value Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		2,643,757
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		2,643,757

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,643,757

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Investments, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		8,438,905
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		8,438,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,438,905

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON: Investment 10, L.L.C. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		948,796
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		948,796

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
948,796

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Partners L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		16,459,210
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		16,459,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,459,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 7 of 11 Pages

1	NAME OF REPORTING PERSON: BVF Inc. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8	SHARED VOTING POWER
OWNED		16,459,210
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	10	SHARED DISPOSITIVE POWER
		16,459,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,459,210

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.9%

14	TYPE OF REPORTING PERSON*
IA, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59861R104	13D	Page 8 of 11 Pages

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 1 (the "Amendment") to Schedule 13D relating to the common stock (the "Common Stock"), of MIGENIX Inc., a corporation formed under the laws of British Columbia, Canada ("Migenix") is filed by (i) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), (ii) Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), (iii) BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), (iv) Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), (v) BVF Partners L.P., a Delaware limited partnership ("Partners") and (vi) BVF Inc., a Delaware corporation ("BVF Inc." and together with BVF, BVF2, Investments, ILL10 and Partners, the "Reporting Persons"), to amend the Schedule 13D that was previously filed on December 13, 2002 (the "Schedule 13D").

        As discussed in Item 3, the Reporting Persons purchased royalty participation units exercisable into an aggregate of 7,278,000 shares of Common Stock on May 8, 2006. Upon consummation of such purchase and together with the ownership of other securities previously reported in the Schedule 13D, the Reporting Persons are deemed to be the beneficial owners of 19.9% of the outstanding shares of Common Stock of Migenix. Accordingly, this is the Reporting Persons' final amendment to the Schedule 13D and is an exit filing. The Reporting Persons intend to report their holdings hereafter on Schedule 13G.

ITEM 2. IDENTITY AND BACKGROUND.

        Item 2 is hereby amended and restated to read in its entirety as follows:

        The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:

        (a)  Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons." Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

        (b)  The business address of BVF, BVF2, Investments, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

        (c)  Partners is the general partner of BVF and BVF2, which are investment limited partnerships. Partners also is the manager of Investments. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment advisor to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

        (d)  During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

        (e)  During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)    Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above.

CUSIP No. 59861R104	13D	Page 9 of 11 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Item 3 is hereby amended to include the following:

        On May 9, 2006, Partners, in its capacity as (i) general partner of BVF, purchased on behalf of such limited partnership beneficial ownership of 2,646 royalty participation units (the “Units“), initially exercisable into 1,587,600 shares of Common Stock, (ii) general partner of BVF2, purchased on behalf of such limited partnership beneficial ownership of 1,813 Units, initially exercisable into 1,087,800 shares of Common Stock, (iii) manager of Investments, purchased on behalf of such limited liability company beneficial ownership of 6,909 Units, initially exercisable into 4,145,400 shares of Common Stock, and (iv) attorney-in-fact of ILL10, purchased on behalf of such limited liability company beneficial ownership of 762 Units, initially exercisable into 457,200 shares of Common Stock.  The aggregate consideration paid for the purchase of the 12,130 Units was $3,639,000 (Canadian dollars).  The Units were purchased pursuant to a Securities Purchase Agreement (the “Agreement”), dated May 3, 2006, by and among BVF, Migenix and the other unrelated investors party thereto.  The Agreement is attached hereto as Exhibit 2.  The Units were purchased by the Reporting Persons, in the case of (i) BVF and (ii) BVF2, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, (iii) Investments, utilizing funds provided by Investments from its working capital pursuant to the terms of its operating agreement and (iv) ILL10, utilizing funds provided by ILL10 from its working capital pursuant to the terms of its operating agreement.

ITEM 4. PURPOSE OF TRANSACTIONS.

        Item 4 is hereby amended to include the following:

        The sole purpose of the acquisitions of the Units reported herein was investment. The Reporting Persons did not at the time they acquired the Units, and do not now, have any plan to acquire control of Migenix. The Reporting Persons may acquire or dispose of additional shares of Common Stock or other securities from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 is hereby amended and restated to read in its entirety as follows:

        (a)   As of May 9, 2006, (i) BVF beneficially owns 4,427,752 shares of Common Stock, of which 303,949 shares are attributable to the unexpired warrants described in the Schedule 13D and 1,587,600 shares are attributable to the Units, (ii) BVF2 beneficially owns 2,643,757 shares of Common Stock, of which 166,264 shares are attributable to the unexpired warrants described in the Schedule 13D and 1,087,800 shares are attributable to the Units, (iii) Investments beneficially owns 8,438,905 shares of Common Stock, of which 459,195 shares are attributable to the unexpired warrants described in the Schedule 13D and 4,145,400 shares are attributable to the Units and (iv) ILL10 beneficially owns 948,796 shares of Common Stock, of which 51,802 shares are attributable to the unexpired warrants described in the Schedule 13D and 457,200 shares are attributable to the Units.  Beneficial ownership by Partners and BVF Inc. includes 16,459,210 shares of Common Stock, of which 981,210 shares are attributable to the unexpired warrants described in the Schedule 13D and 7,278,000 shares are attributable to the Units.

        (b)  Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the shares of Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 16,459,210 shares of Common Stock they beneficially own with BVF, BVF2, Investments and ILL10.

        (c)  There have been no transactions by BVF, BVF2, Investments, ILL10, Partners or BVF Inc. in securities of the Issuer during the last sixty days, other than those transactions described in Item 3 that are pursuant to the terms and conditions of the Agreement, attached hereto as Exhibit 2.

CUSIP No. 59861R104	13D	Page 10 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is hereby amended and restated as follows:

        Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Item 7 is hereby amended as follows:

        Exhibit 1 — Amended and Restated Agreement Regarding Joint Filing

        Exhibit 2 — Securities Purchase Agreement

CUSIP No. 59861R104	13D	Page 11 of 11 Pages

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:	May 10, 2006
BIOTECHNOLOGY VALUE FUND, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.
	By:	BVF Partners L.P., its general partner
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.
	By:	BVF Partners L.P., its manager
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.
	By:	BVF Partners L.P., its attorney-in-fact
		By:	BVF Inc., its general partner
			By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF PARTNERS L.P.
	By:	BVF Inc., its general partner
		By:	/s/ MARK N. LAMPERT
Mark N. Lampert President
BVF INC.
	By:	/s/ MARK N. LAMPERT
Mark N. Lampert President